UniFirst Corporation

68 Jonspin Road

Wilmington, Massachusetts 01887-1086

Telephone (978) 658-8888

Facsimile (978) 988-0659

April 3, 2009

VIA EDGAR AND FEDERAL EXPRESS

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC 20549

Re:	UniFirst Corporation

Form 10-K for Fiscal Year Ended August 30, 2008

Filed November 13, 2008

File No. 000-08504

Dear Mr. Spirgel:

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter to UniFirst Corporation (the “Company”) dated March 5, 2009 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K, File Number 000-08504 (the “Form 10-K”), which was filed with the Commission on November 13, 2008.

Set forth below are the Company’s responses to the comments made by the Staff in the Comment Letter. For reference purposes, the Staff’s comments have been reproduced below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comment No. 1

In future filings to the extent that organic growth continues to materially impact revenue levels, please provide additional detail about the drivers of such growth. For example, consider explaining and quantifying the impact of factors such as customer additions or losses, changes in employment levels at existing customers, changes in product or service mix, and changes in pricing. These are merely examples. Refer to Regulation S-K Item 303(a)(3)(iii).

Response to Comment No. 1

As requested by the Commission, the Company will provide additional detail in future filings about the drivers of its growth. This additional disclosure would potentially include further discussion regarding the impact of customer additions, losses, changes in employment levels at existing customers and changes in pricing.

Liquidity and Capital Resources

Comment No. 2

Please file your Amended Credit Agreement, the Note Agreement, and the 2006 Note Agreement (each as defined in your Form 10-K) as exhibits to your Form 10-K. Refer to Regulation S-K Item 601(b)(10) and Item 601(b)(4).

Response to Comment No. 2

The Company will file our Amended Credit Agreement, the Note Agreement, and the 2006 Note Agreement (each as defined in our Form 10-K) as exhibits to our fiscal 2009 second quarter Form 10-Q which is due to be filed with the Commission on or before April 9, 2009.

Definitive Proxy Statement Incorporated by Reference Into Part III

Security Ownership of Management and Principal Shareholders

Comment No. 3

Please explain to us why you have excluded shares owned by The Queue Limited Partnership and The Red Cat Limited Partnership from the ownership percentages of Mr. Croatti, Ms. Croatti, and Ms. Levenstein, as applicable. Refer to Instructions 2 and 5 to Regulation S-K Item 403. Alternatively, confirm in your response that you will include these shares in calculating ownership percentages in future filings.

Response to Comment No. 3

The Company excluded shares of the Company owned by The Queue Limited Partnership and The Red Cat Limited Partnership from the ownership percentages of Mr. Croatti, Ms. Croatti and Ms. Levenstein set forth in the beneficial ownership table on page 6 of the proxy statement filed with the Commission on December 9, 2008 (the “Proxy Statement”) to avoid misleading the Company’s shareholders regarding the ownership of such shares. By including the shares owned by The Queue Limited Partnership and The Red Cat Limited Partnership in the ownership percentages of Mr. Croatti, Ms. Croatti and Ms. Levenstein, such shares would be set forth in the beneficial ownership tables on pages 6 and 7 of the Proxy Statement as being beneficially owned by a total of five individuals and entities. Such double counting of shares would be confusing to shareholders.

The Company believes that it clearly conveyed in the Proxy Statement the ownership by The Queue Limited Partnership and The Red Cat Limited Partnership of shares of the Company and the roles of Mr. Croatti, Ms. Croatti and Ms. Levenstein with respect to such entities. The Company stated in the footnotes to the beneficial ownership table on page 6 of the Proxy Statement that the shares reflected in the table as being beneficially owned by Mr. Croatti, Ms. Croatti and Ms. Levenstein exclude the specified number of shares owned by The Queue Limited Partnership and The Red Cat Limited Partnership. Such footnotes also state that Mr. Croatti and Ms. Croatti are directors and shareholders of the general partners of The Queue Limited Partnership and The Red Cat Limited Partnership and that Ms. Levenstein is a director and shareholder of The Queue Limited Partnership. In addition, the Company stated in the footnotes to the beneficial ownership table on page 6 of the Proxy Statement that Mr. Croatti, Ms. Croatti and Ms. Levenstein are sole directors and shareholders of the general partner of The Queue Limited Partnership and that Mr. Croatti and Ms. Croatti are sole directors and shareholders of the general partner of The Red Cat Limited Partnership. The Company believes that such disclosure in the footnotes conveys to investors the nature of the roles of Mr. Croatti, Ms. Croatti and Ms. Levenstein in The Queue Limited Partnership and of Mr. Croatti and Ms. Croatti in The Red Cat Limited Partnership.

In addition, the Company respectfully submits that Mr. Croatti, Ms. Croatti and Ms. Levenstein do not have investment or voting power over the Company’s shares owned by The Queue Limited Partnership and The Red Cat Limited Partnership and, therefore, such shares should not be included in the beneficial ownership table on page 6 of the Proxy Statement as beneficially owned by Mr. Croatti, Ms. Croatti and Ms. Levenstein. Investment and voting decisions of The Queue Limited Partnership with respect to the shares of the Company owned by The Queue Limited Partnership require the unanimous approval of Mr. Croatti, Ms. Croatti and Ms. Levenstein as the three shareholders and directors of the general partner of The Queue Limited Partnership. Thus, none of Mr. Croatti, Ms. Croatti or Ms. Levenstein should be deemed to have investment or voting power over the shares of the Company’s stock owned by The Queue Limited Partnership. Similarly, investment and voting decisions of The Red Cat Limited Partnership require majority approval, which effectively means unanimous approval by Mr. Croatti and Ms. Croatti as the two shareholders and directors of the general partner of The Red Cat Limited Partnership. As a result, neither Mr. Croatti or Ms. Croatti should be deemed to have investment or voting power over the shares of the Company’s stock owned by The Red Cat Limited Partnership.

Compensation Discussion and Analysis

Comment No. 4

We note that annual cash incentive bonuses are based on predetermined revenue, earnings per share, and customer retention goals. Please disclose these predetermined goals in future filings to the extent they continue to be material to your compensation decisions and policies. If you believe that disclosure of these goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for you to achieve the undisclosed goals. General statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. Provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regskinterp.htm.

Response to Comment No. 4

The Company respectfully submits that the predetermined goals used by the Company to determine annual cash incentive bonuses for its named executive officers need not be disclosed because such goals constitute confidential commercial and financial information, the disclosure of which would likely result in substantial competitive harm to the Company. As disclosed in the Company’s Proxy Statement, the annual cash incentive bonuses paid to the Company’s named executive officers for fiscal 2008 were based on the following corporate financial performance goals: (1) revenues, (2) earnings per share and (3) customer retention. Such corporate financial performance goals are based on the Company’s internal confidential financial plan (the “Company Plan”). The Company Plan reflects the Company’s long-term strategies that take many years to implement; as a consequence, the Company has used these same three metrics for many years and has set performance goals based on a consistent pattern for many years. The Company has never disclosed, and does not expect to disclose in the future, the performance goals contained in the Company Plan because these goals constitute sensitive commercial and financial information that reveal the Company’s competitive strategies.

The Company believes that disclosure of the historical performance goals under the Company Plan would result in significant competitive harm to the Company. The industrial uniform rental industry in which the Company operates is intensely competitive. If the Company disclosed its historical performance goals, competitors would undoubtedly use such historical disclosure to extrapolate over several years the Company’s historic performance goals and thereby determine the Company’s likely goals for the current year. Moreover, certain of the goals used for purposes of the annual cash incentive bonuses typically incorporate “stretch” objectives, which are at levels which exceed the Company’s publicly disclosed guidance and could therefore create confusion in the investment community. Thus, the Company believes that disclosure of these corporate financial performance goals even on a historic basis would provide its existing and potential competitors with substantial competitive advantage, cause substantial harm to the competitive position of the Company, and generate confusion in the investment community about the Company’s goals.

The following are a few examples of specific competitive harms that the Company would suffer as a result of disclosure of the historical performance goals used to determine annual cash incentive bonuses. For instance, the disclosure of the Company’s corporate revenue goals (which have been based on similar parameters for several years since they reflect the Company’s long-term strategies which take many years to implement) would provide competitors with additional information about, and insight into, the Company’s business strategy and its customer pricing parameters. For example, if competitors perceived that the Company’s trend of revenue goals was aggressive, they could deduce that the Company would seek to expand into new geographic or business markets. These competitors could then thwart that strategy by proactively bidding up acquisition prices for companies serving those markets or otherwise aggressively entering into these territories or industries themselves.

On the other hand, if competitors determined that the Company’s revenue goals indicated a trend towards relatively slow revenue growth, they might reasonably conclude that the Company was more interested in preserving favorable margins than in expanding its business through, among other things, aggressive customer pricing. Again, competitors could then use this knowledge to the Company’s competitive disadvantage by offering the Company’s existing customers competitively attractive pricing.

As another example, if the Company’s historic earnings per share goals were disclosed and perceived by a competitor to reflect a trend towards aggressive EPS growth, the competitor could reasonably conclude that earnings per share and profitability were relatively more important to the Company than was business expansion. The competitor in this situation could more effectively compete against the Company by lowering its prices since it would know that the Company was less inclined to compete on price. This would result in significant competitive harm to the Company because the Company would lose substantial business. If the reverse were true and the Company’s historic performance goals revealed a trend where revenue growth was more important to the Company than EPS growth, then the competitors would know that the Company would compete aggressively on price and the competitors would develop appropriate responsive business strategies.

With respect to the portion of the bonus related to the Company’s customer retention performance, the goals are based in part on proprietary methods of customer research and in part on specific operational goals, the disclosure of which would reveal the Company’s strategy to its competitors. For example, if a competitor reviewed the Company’s past goals and observed a trend that the Company was emphasizing customer retention more than other objectives, the competitor could lower prices to attempt to undercut the Company’s efforts to retain customers. Alternatively, the competitor could infer that it would be an opportune time to attempt to expand to a new geographic area and grow revenues in such new area at the expense of the Company, given that the Company’s apparent focus at that time was customer retention rather than expanding into new markets.

In addition, if the Company were required to disclose the performance goals with respect to corporate revenues, earnings per share and customer retention, the Company’s competitors would know precisely how the Company’s financial performance affects the overall compensation of its named executive officers. Such competitors could then copy the Company’s compensation practices to unfairly compete with the Company when recruiting and hiring executives, or they could modify their practices for the specific purpose of recruiting the Company’s executives. The Company believes that the success of its business depends on the skill and experience of its executives, many of whom have worked for the Company for over thirty years. Losing the Company’s executives as a result of disclosing the Company’s confidential goals used for determining bonuses could materially harm the Company and cause the Company a competitive disadvantage.

Disclosure of the historic performance goals would also competitively harm the Company by revealing its insights into the intensely competitive industry in which it operates. The Company has been in business for over 70 years and in developing the corporate revenue, earnings per share and customer retention goals applicable to annual cash incentive bonuses, the Company has applied its knowledge of, and valuable experience in, its industry. The Company believes that the information inherent in these predetermined goals represents a valuable competitive advantage. This information incorporates the Company’s understanding about pricing trends, expense trends, estimates of future market size and assessments about new markets into which the Company might enter, all of which is the product of the Company’s industry expertise and experience. Public disclosure of the goals would give existing competitors and potential competitors vital insight, at no cost or expense of time, into the Company’s operations and market understanding that would cause the Company significant competitive harm.

As an additional matter, the Company respectfully submits to the Staff that disclosure of the predetermined goals used by the Company to determine annual cash incentive bonuses paid to its named executive officers is not required because it is not “material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers” and is therefore not required to be included in the Compensation Discussion & Analysis (the “CD&A”).

Instruction number 1 to Item 402(b) of Regulation S-K states that the purpose of the CD&A is “to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Further, Item 402(b)(1) of Regulation S-K states that the “discussion shall explain all material elements of the registrant’s compensation of the named executive officers.” The Company respectfully submits that the existing disclosure in the Company’s Proxy Statement satisfies these requirements.

In the Company’s Proxy Statement, as discussed above, the Company set forth the specific components for the calculation of the annual cash incentive bonuses: corporate revenues, earnings per share and customer retention. The Company also discloses the relative weightings of these three metrics. Additionally, the Company disclosed the actual annual cash incentive bonuses paid to its named executive officers. Finally, the Company disclosed the level of difficulty for named executive officers to achieve the predetermined goals that it sets. The Company believes that the existing disclosure in the Proxy Statement explains the material components for the calculation of bonuses paid to the Company’s named executive officers and, therefore complies with the requirements of Item 402(b) of Regulation S-K.

While the Company did not disclose the specific corporate financial performance goals used to determine annual cash incentive bonuses for the reasons discussed above, the Company did disclose the relative difficulty in achieving such goals by disclosing in the Proxy Statement:

“Overall, the minimum revenue, earnings per share and customer retention targets under our bonus plan were set at levels that we believed to be achievable with strong performance by our executives. Although we cannot always predict the different events that will impact our business during an upcoming year, we set our minimum performance goals for the target amount of annual incentive cash bonuses at levels that we believe will be achieved by our named executive officers a majority of the time. We set the performance goals for the maximum bonus payments under our bonus plan at a level that we believe will be achieved only as a result of exceptional financial performance. The maximum bonus payments under our bonus plan are intended to provide for correspondingly greater incentives in the event that performance is within a specified range above the target level and are correspondingly more difficult to achieve.”

The Company respectfully submits that this disclosure is adequate and satisfies the requirements of Item 402(b) of Regulation S-K, consistent with Instruction 4 thereunder.

Summary Compensation Table

Comment No. 5

We note that incentive cash payments are disclosed in the Bonus column of your Summary Compensation Table. Please disclose incentive cash payments in a Non-equity Incentive Plan Compensation column in future filings. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 119.02, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response to Comment No. 5

We will disclose incentive cash payments in a Non-equity Incentive Plan Compensation column in future filings as the Staff requested.

In responding to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and
•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please call the undersigned at (978) 658-8888.

Very truly yours,

By: /s/ Steven S. Sintros

Steven S. Sintros,

Vice President and Chief Financial Officer